UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 11, 2022

FAST Acquisition Corp. II

(Exact name of registrant as specified in its charter)

Delaware	001-40214	86-1258014
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

109 Old Branchville Road

Ridgefield, CT 06877

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (201) 956-1969

Not Applicable

(Former name or former address, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-quarter of one redeemable warrant	FZT.U	The New York Stock Exchange
Class A common stock, par value $0.0001 per share	FZT	The New York Stock Exchange
Redeemable warrants, each warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share	FZT.WS	The New York Stock Exchange

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On July 11, 2022, FAST Acquisition Corp. II, a Delaware corporation (“Acquiror”), Falcon’s Beyond Global, LLC, a Florida limited liability company (the “Company”), Palm Holdco, Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“Pubco”), and Palm Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of Pubco (“Merger Sub”) entered into an agreement and plan of merger (as it may be amended and/or restated from time to time, the “Merger Agreement”), a copy of which is attached hereto as Exhibit 2.1 and incorporated herein by reference. Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein have the meanings given to them in the Merger Agreement.

The Mergers

Pursuant to the Merger Agreement, and subject to the terms and conditions contained therein, the business combination will be effected in two steps: (a) Acquiror will merge with and into Pubco (the “SPAC Merger”), with Pubco surviving as the sole owner of Merger Sub (sometimes referred to as the “Surviving Corporation”), followed by a contribution by Pubco of all of its cash to Merger Sub to effectuate the “UP-C” structure; and (b) on the date immediately following the SPAC Merger, Merger Sub will merge with and into the Company (the “Acquisition Merger,” and collectively with the SPAC Merger, the “Mergers”), with the Company as the surviving entity of such merger. Following the consummation of the transactions contemplated by the Merger Agreement (the “Closing,” and the date on which the Closing occurs, the “Closing Date”), the direct interests in the Company will be held by Pubco and the holders of common units of the Company (the “Company Units”) outstanding as of immediately prior to the Mergers.

Structure and Merger Consideration

The Merger Agreement provides that, among other things and upon the terms and subject to the conditions thereof, the following transactions will occur:

(i)	At the effective time of the SPAC Merger, (a) each SPAC Unit outstanding immediately prior to the effective time of the SPAC Merger will be automatically detached and the holder thereof will be deemed to hold one share of SPAC Class A Common Stock and one-quarter of a SPAC Warrant; (b) each current share of SPAC Class A Common Stock will be automatically exchanged for the right to receive (x) 0.5 shares of Pubco Class A Common Stock and 0.5 shares of the Series A Preferred Stock of Pubco (“Pubco Preferred Stock”) and (y) 50% of the Additional SPAC Share Consideration; (c) each share of SPAC Class A Common Stock converted from the SPAC Class B Common Stock of FAST Sponsor II LLC, a Delaware limited liability company (the “Sponsor”), pursuant to the Class B Exchange (described below) will automatically be exchanged for one newly issued share of Pubco Class A Common Stock; and (d) each SPAC Warrant outstanding immediately prior to the SPAC Merger effective time will be assumed by Pubco.

(ii)	Immediately prior to the effective time of the Acquisition Merger, following the SPAC Merger, the Surviving Corporation will contribute to Merger Sub all of the Closing Surviving Corporation Cash.

(iii)	At the effective time of the Acquisition Merger, (a) each issued and outstanding Company Unit (other than the Cancelled Units and Company Financing Units) will be converted into the right to receive (x) a number of shares of Pubco Class B Common Stock and a number of New Company Units, in each case equal to the Acquisition Merger Exchange Number (the “Per Unit Consideration”) and (y) the applicable portion of any Seller Earnout Shares (defined below); (b) each Company Unit issued in connection with the Company Financing (the “Company Financing Units”) will be converted into the right to receive (x) the Per Unit Consideration and (y) a number of shares of Pubco Class B Common Stock and a number of New Company Units, in each case equal to the Additional Consideration Number (the “Additional Company Financing Unit Consideration”); (c) each Company Unit held in treasury of the Company as of immediately prior to the effective time of the Acquisition Merger (collectively, the “Cancelled Units”) will be cancelled without any conversion and no payment or distribution will be made with respect thereto; (d) the units of Merger Sub that are issued and outstanding will be converted into and become (x) a number of New Company Units equal to the number of shares of Pubco Class A Common Stock outstanding immediately after the SPAC Merger, (y) a number of Preferred Units equal to the number of shares of Pubco Preferred Stock outstanding immediately after the SPAC Merger and (z) a number of Warrant Units equal to the number of Pubco Warrants outstanding immediately after the SPAC Merger, in each case of the foregoing clauses (x) through (z) after giving effect to the redemption of any shares of SPAC Common Stock in connection with the Offer, the Class B Exchange and the Conversion.

Holders of Company Units immediately before the Closing also will be entitled to receive a pro rata portion of a total of up to (i) 40,000,000 New Company Units and 40,000,000 shares of Class B Common Stock of Pubco (together, the “Seller Earnout Shares”), in each case that will be deposited into escrow at the Closing and be earned, released and delivered upon satisfaction of certain milestones related to the volume weighted average closing sale price of shares of Pubco Common Stock (“Pubco Common Share Price”) during the five-year period beginning on the one-year anniversary of the Acquisition Merger Closing and ending on the six-year anniversary of the Closing Date (the “Earnout Period”). 15,000,000 of the Seller Earnout Shares will vest and be released from escrow if the Pubco Common Share Price is at least $20 for 20 trading days during any 30-consecutive trading day period; another 15,000,000 of the Seller Earnout Shares will vest and be released from escrow if the Pubco Common Share Price is at least $25 for 20 trading days during any 30-consecutive trading day period; and the final 10,000,000 of the Seller Earnout Shares will vest and be released from escrow if the Pubco Common Share Price is at least $30 for 20 trading days during any 30-consecutive trading day period, in each case during the Earnout Period.

Sponsor Vesting Shares

In connection with the Mergers, the Sponsor agreed to forfeit a number of SPAC Class B Common Stock, as further described under the section of this current report titled “Sponsor Support Agreement.”

Closing Conditions

The consummation of the Mergers is subject to the satisfaction or waiver of certain customary closing conditions, including, among other things, (i) the expiration or termination of the waiting period (or any extension thereof) applicable under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder, (ii) that there not be in force any order, statute, rule or regulation enjoining or prohibiting the consummation of the Mergers by a Governmental Authority with jurisdiction over the parties with respect to the transactions contemplated, (iii) approval of the business combination and related agreements by the SPAC Stockholders and the members of the Company and (iv) Acquiror having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act).

Other conditions to the obligation of Acquiror to consummate the Mergers include, among others, that no Material Adverse Effect shall have occurred since the date of the Merger Agreement.

Representations and Warranties

The parties to the Merger Agreement have made customary representations, warranties, and covenants in the Merger Agreement, including, among others, covenants with respect to the conduct of the Company, Pubco, Merger Sub and Acquiror, and their subsidiaries, prior to the closing of the Mergers.

Termination

The Merger Agreement may be terminated by the Company or Acquiror under certain circumstances, including, among others, (i) by mutual written consent of the Company and Acquiror, (ii) by the Company or Acquiror if either the Company or Acquiror has not obtained the required approval of its interest holders or stockholders, (iii) by Acquiror if the Closing has not occurred on or before the date that is nine months after the date of the Merger Agreement and (iv) by the Company if the Closing has not occurred on or before the date that is nine months after the date of the Merger Agreement or by the date that is two days after Acquiror’s special stockholders meeting for purposes of approving the Proposals. Upon termination of the Merger Agreement, in certain circumstances, the Company will pay to Acquiror a termination fee equal to (i) $12,500,000 if the SPAC Redeemed Share Percentage is less than 90% or is unknown or (ii) $6,250,000 if the SPAC Redeemed Share Percentage is known and is equal to or greater than 90%.

The foregoing description of the Merger Agreement and the Mergers does not purport to be complete and is qualified in its entirety by the terms and conditions of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The Merger Agreement contains representations, warranties, and covenants that the parties to the Merger Agreement made to each other as of the date of the Merger Agreement or other specific dates. The assertions embodied in those representations, warranties, and covenants were made for purposes of the contract among the parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. The Merger Agreement has been attached to provide investors with information regarding its terms and is not intended to provide any other factual information about FAST Acquisition Corp. II or any other party to the Merger Agreement. In particular, the representations, warranties, covenants and agreements contained in the Merger Agreement, which were made only for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the U.S. Securities and Exchange Commission (the “SEC”). Investors should not rely on the representations, warranties, covenants, and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Merger Agreement. In addition, the representations, warranties, covenants, and agreements and other terms of the Merger Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Tax Receivable Agreement

In connection with the Closing, the Company will enter into a Tax Receivable Agreement (the “Tax Receivable Agreement”) with Pubco and certain members of the Company (the “TRA Holders”). Pursuant to the Tax Receivable Agreement, among other things, Pubco will be required to pay to each TRA Holder 85% of certain tax benefits, if any, that it realizes (or in certain cases is deemed to realize) as a result of the increases in tax basis resulting from any exchange of Common Units for Class A Common Stock of Pubco or cash in the future and certain other tax benefits arising from payments under the Tax Receivable Agreement. In certain cases, Pubco’s obligations under the Tax Receivable Agreement may accelerate and become due and payable, based on certain assumptions, upon a change in control and certain other termination events, as defined therein.

The foregoing description of the Tax Receivable Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of Tax Receivable Agreement, a copy of which is included as Exhibit D to the Merger Agreement, filed as Exhibit 2.1 to this Current Report on Form 8-K, and incorporated by reference herein.

Amended and Restated Registration Rights Agreement

In connection with the Closing, Acquiror, Pubco, Sponsor and certain equityholders of the Company and Acquiror (collectively, the “Holders”) will enter into a Registration Rights Agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, Pubco will agree to register for resale, pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), certain shares of Pubco Common Stock that are held by the Holders from time to time and provide “piggyback” registration rights with respect to registrations initiated by Pubco. Pubco will bear the expenses incurred in connection with the filing of any registration statements pursuant to the Registration Rights Agreement.

At any time that a registration statement is effective, any holder signatory to the Registration Rights Agreement that satisfies certain requirements specified therein may request to sell all or a portion of its securities that are registrable in an underwritten offering pursuant to the registration statement.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the form of Registration Rights Agreement, a copy of which is included as Exhibit E to the Merger Agreement, filed as Exhibit 2.1 to this Current Report on Form 8-K, and incorporated herein by reference.

A&R Operating Agreement

In connection with the Mergers, the Company will amend and restate the Company Operating Agreement by adopting the A&R Operating Agreement. The A&R Operating Agreement will provide for an 8% preferred return for holders of Preferred Units of the Company and for Pubco to serve as the Managing Member of the Company. The Continuing Unitholders will control Pubco immediately after the transaction by virtue of their ownership of Class B Common Stock of Pubco.

Amended & Restated Certificate of Incorporation, Bylaws, and Certificate of Designation

In connection with the Mergers, Pubco will (i) adopt and file an amended and restated certificate of incorporation, (ii) adopt certain bylaws and (iii) file a Certificate of Designation for the Pubco Preferred Stock, which will each set forth certain rights and obligations of the holders of Pubco Preferred Stock, including an 8% preferred dividend, a conversion price of $11 per share of Pubco Preferred Stock and mandatory conversion into Class A Common Stock of Pubco on the date on which the volume-weighted average closing sale price of one share of Class A Common Stock equals or exceeds $14.30 for at least 20 trading days out of any 30-consecutive trading day period.

Sponsor Support Agreement

In connection with the execution of the Merger Agreement, the Sponsor, the Company, Pubco and Acquiror entered into an agreement (the “Sponsor Support Agreement”), pursuant to which the Sponsor has agreed to waive its conversion and anti-dilution rights with respect to its shares of SPAC Common Stock in connection with the transactions contemplated by the Merger Agreement, vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of its SPAC Common Stock (i) in favor of the Mergers and each other proposal related to the Mergers and the other transactions contemplated thereby, (ii) against any merger agreement or merger (other than the Merger Agreement and the Mergers), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Acquiror, (iii) against any change in the business, management or the board of directors of Acquiror (other than in connection with the Mergers and the other transactions contemplated by the Merger Agreement), and (iv) against any proposal, action or agreement that would (w) impede, frustrate, prevent or nullify the Merger Agreement or any Merger, (x) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of Acquiror or the Merger Sub under the Merger Agreement, (y) result in any of the conditions set forth in the Merger Agreement not being fulfilled or (z) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, Acquiror.

The Sponsor further agreed to, immediately prior to the closing of the Acquisition Merger, deliver to Acquiror for cancellation and for no consideration the Sponsor Redemption Forfeited Shares, which is calculated as 40% of Sponsor’s SPAC Class B Common Stock multiplied by the SPAC Redeemed Share Percentage, and the Additional Incentive Forfeited Shares. Thereafter, the Sponsor Earnout Shares, which is 50% of the difference between (i) 40% of Sponsor’s SPAC Class B Common Stock and (ii) the Sponsor Redemption Forfeited Shares, are to be deposited into one or more escrow accounts, and will vest and be released from escrow to the Sponsor upon satisfaction of certain milestones related to the Pubco Common Share Price during the Earnout Period. Any Sponsor Earnout Shares that do not so vest prior to the Earnout Period End Date will be delivered to Pubco and cancelled for no consideration.

The foregoing description does not purport to be complete and is qualified in its entirety by the by reference to the full text of the Sponsor Support Agreement. A copy of the Sponsor Support Agreement is filed as Exhibit 10.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Sponsor Lock-Up Agreement

In connection with the execution of the Merger Agreement, the Sponsor, the Company, Pubco and Acquiror entered into an agreement (the “Sponsor Lock-Up Agreement”), pursuant to which the Sponsor has agreed to a lock-up of (a) the shares of Pubco Class A Common Stock (the “Sponsor Lock-up Shares”) issued to the Sponsor in exchange for the shares of SPAC Class A Common Stock converted from the Sponsor’s shares of SPAC Class B Common Stock (such conversion, the “Class B Exchange”) and (b) the private placement warrants issued in connection with Acquiror’s initial public offering (or any shares of Pubco Class A Common Stock issuable upon exercise thereof) (the “Lock-up Warrants” and, together with the Sponsor Lock-up Shares, the “Sponsor Lock-up Securities”) following the Mergers. The Sponsor Lock-Up Agreement provides that the Sponsor will not transfer, except in limited circumstances, any Sponsor Lock-up Securities until the earlier of (i) (A) in respect of the Sponsor Lock-up Shares, one year after the completion of the Acquisition Merger closing, and (B) in respect of the Sponsor Lock-up Warrants, 180 days after the Acquisition Merger closing, and (ii) subsequent to the Mergers, the date on which Class A Common Stock of Pubco the Pubco Common Share Price equals or exceeds $12.00 per share for any 20 trading days within any 30-consecutive trading day period (commencing at least 150 days after the Closing Date).

The foregoing description does not purport to be complete and is qualified in its entirety by the by reference to the full text of the Sponsor Lock-Up Agreement. A copy of the Sponsor Lock-Up Agreement is filed as Exhibit 10.2 to this Current Report on Form 8-K, and incorporated herein by reference.

Subscription Agreement

Concurrently with the execution of the Merger Agreement, the Company and Katmandu Collections, LLLP (“Katmandu”), an existing equityholder of the Company, have entered into a subscription agreement (the “Subscription Agreement”), pursuant to which Katmandu agreed to subscribe for and purchase, and the Company agreed to issue and sell to Katmandu, in one or more closings, prior to or substantially concurrently with the Closing, $60,000,000 of New Company Units at a price of $10.00 per Common Unit (the “Financing”). Of the $60,000,000, $20,000,000 has been pre-funded and deployed to the Company’s investment in its Punta Cana resort.

The foregoing description of the Subscription Agreement and the Financing is subject to and qualified in its entirety by reference to the full text of the Subscription Agreement, which is attached as Exhibit 10.3 hereto and the terms of which are incorporated herein by reference.

Company Member Support Agreement

Concurrently with the execution of the Merger Agreement, certain holders of Company Units (the “Company Supporting Members”), the Company, Pubco and Acquiror entered into a support agreement (the “Company Member Support Agreement”), pursuant to which each Company Supporting Member agreed to execute and deliver a written consent to adopt the Merger Agreement and related documents and approve the transactions contemplated by the Merger Agreement (including the Mergers). In addition, the Company Supporting Members agreed, in the event of any meeting of members prior to the termination of the Company Member Support Agreement, to cause their shares to be voted (including via proxy) (i) in favor of the Mergers and the transactions contemplated by the Merger Agreement, (ii) in favor of any proposal to adjourn a meeting of the members at which there is a proposal to adopt the Merger Agreement if there are not sufficient votes to constitute a quorum or to adopt the Merger Agreement and related documents and approve the transactions contemplated by the Merger Agreement (including the Mergers), and (iii) against any proposal, offer, or submission that would reasonably be expected to adversely affect the Acquisition Merger or any of the other transactions contemplated by the Merger Agreement.

The foregoing description of the Company Member Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of Company Member Support Agreement, filed as Exhibit 10.4 hereto and the terms of which are incorporated herein by reference.

Company Member Lock-Up Agreement

Concurrently with the execution of the Merger Agreement, certain holders of Company Units (the “Stockholder Parties”), the Company, Pubco and Acquiror have entered into a lock-up agreement (the “Company Member Lock-Up Agreement”), pursuant to which the Stockholder Parties have agreed to lock-up their shares and units received as Per Unit Consideration in connection with the Transactions and any shares of Pubco Class A Common Stock received after the Acquisition Merger Closing Date pursuant to a redemption of the New Company Units received as Per Unit Consideration (other than any Per Unit Consideration or Additional Company Financing Unit Consideration issued in respect of any Company Financing Units or shares of Pubco Class A Common Stock received after the Acquisition Merger closing by any Stockholder Party pursuant to a redemption of the New Company Units received as Per Unit Consideration issued in respect of any Company Financing Units (the “Company Member Lock-up Shares”). The Company Member Lock-up Agreement provides that the Stockholder Parties will not transfer, except in limited circumstances, any Lock-up Shares until the earlier of (i) 180 days after the Acquisition Merger closing and (ii) subsequent to the Mergers, the date on which volume weighted average closing sale price of the Class A Common Stock of Pubco on Nasdaq (or the exchange on which the shares of Class A Common Stock are then listed) equals or exceeds $12.00 per share for any 20 trading days within any 30-consecutive trading day period (commencing at least 150 days after the Closing Date).

The foregoing description of the Company Member Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Company Member Lock-Up Agreement. A copy of the form of Company Member Lock-Up Agreement is filed as Exhibit 10.5 to this Current Report on Form 8-K, and incorporated herein by reference.

Item 3.02. Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K under the heading “Subscription Agreement” is incorporated by reference herein. The Common Units issuable in connection with the private placement will not be registered under the Securities Act in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01. Regulation FD Disclosure.

On July 12, 2022, Acquiror issued a press release announcing the execution of the Merger Agreement and other matters relating to the Mergers. The press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Attached as Exhibit 99.2 hereto and incorporated herein by reference is the investor presentation dated July 12, 2022, which will be used by Acquiror with respect to the transaction.

On July 12, 2022, Acquiror and the Company made a webcast available on their respective websites in which members of their respective managements discussed the Mergers and the other transactions contemplated by the Merger Agreement (the “Webcast”). A copy of the transcript for the Webcast is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

On July 12, 2022, Acquiror and the Company also made a net roadshow recording available on their respective websites in which members of their respective managements discussed the Mergers and the other transactions contemplated by the Merger Agreement (the “Net Roadshow Recording”). A copy of the transcript for the Net Roadshow Recording is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

The information in this Item 7.01, including Exhibits 99.1, 99.2, 99.3 and 99.4 are furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of Acquiror under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information of the information in this Item 7.01, including Exhibits 99.1, 99.2, 99.3 and 99.4.

Important Information About the Mergers and Where to Find It

In connection with the Mergers, Acquiror intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) containing a proxy statement/prospectus and certain other related documents, which will be both the proxy statement to be distributed to holders of Acquiror’s common stock in connection with Acquiror’s solicitation of proxies for the vote by Acquiror’s stockholders with respect to the Mergers and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of Acquiror to be issued in connection with the Mergers. Acquiror’s stockholders and other interested persons are advised to read carefully and in their entirety, when available, the preliminary proxy statement/prospectus included in the Registration Statement (including any amendments or supplements thereto) and the definitive proxy statement/prospectus, as well as other documents filed with the SEC, as these materials will contain important information about the parties to the Merger Agreement, Acquiror and the Mergers. After the Registration Statement is declared effective, the definitive proxy statement/prospectus will be mailed to stockholders of Acquiror as of a record date to be established for voting on the Mergers and other matters as may be described in the Registration Statement. Stockholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference in the proxy statement/prospectus, without charge, once available, at the SEC’s web site at sec.gov, or by directing a request to: FAST Acquisition Corp. II, 109 Old Branchville Road, Ridgefield, CT 06877, Attention: Chief Financial Officer, (201) 956-1969.

Participants in the Solicitation

Acquiror and its directors and executive officers may be deemed participants in the solicitation of proxies from Acquiror’s stockholders with respect to the Mergers. A list of the names of those directors and executive officers and a description of their interests in Acquiror is contained in Acquiror’s registration statement on Form S-1 (as amended to date), which was initially filed with the SEC on July 26, 2021, and is available free of charge at the SEC’s web site at sec.gov, or by directing a request to FAST Acquisition Corp. II, 109 Old Branchville Road, Ridgefield, CT 06877, Attention: Chief Financial Officer, (201) 956-1969. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

Falcon’s Beyond Global, LLC and its managers and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Acquiror in connection with the Mergers. A list of the names of such directors and executive officers and information regarding their interests in the Mergers will be contained in the Registration Statement when available.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Acquiror’s and Falcon’s Beyond Global, LLC’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Acquiror’s and Falcon’s Beyond Global, LLC’s expectations with respect to future performance and anticipated financial impacts of the Mergers, the satisfaction of the closing conditions to the Mergers and the timing of the completion of the Mergers. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results, including factors that are outside of Acquiror’s and Falcon’s Beyond Global, LLC’s control and that are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) changes in domestic and foreign business, market, financial, political, and legal conditions in general and in the entertainment industry in particular; (2) the outcome of any legal proceedings that may be instituted against Acquiror, the Company or Pubco following the announcement of the Merger Agreement and the transactions contemplated therein, (3) the inability of the parties to successfully or timely consummate the Mergers or the other transactions contemplated by the Merger Agreement, including the risk that any regulatory approvals or the SEC’s declaration of the effectiveness of the proxy statement/prospectus relating to the transaction are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect Pubco or the expected benefits of the transactions contemplated by the Merger Agreement or that the approval of the requisite equity holders of Acquiror is not obtained; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (5) volatility in the price of Acquiror’s or Pubco’s securities, (6) the risk that the Mergers or the other transactions contemplated by the Merger Agreement disrupt current plans and operations as a result of the announcement and consummation thereof, (7) the enforceability of the Company’s intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security, (8) any failure to realize the anticipated benefits of the Mergers or the other transactions contemplated by the Merger Agreement; (9) risks relating to the uncertainty of the projected financial information with respect to the Company; (10) risks related to the rollout of the Company’s business and the timing of expected business milestones; (11) the effects of competition on the Company’s business; (12) the risk that the Mergers or the other transactions contemplated by the Merger Agreement may not be completed by Acquiror’s deadline and the potential failure to obtain an extension of its business combination deadline if sought by Acquiror, (13) the amount of redemption requests made by stockholders of Acquiror; (14) the ability of Acquiror, the Company or Pubco to issue equity or equity-linked securities or obtain debt financing in connection with the Mergers or the other transactions contemplated by the Merger Agreement or in the future; (15) and those factors discussed in Acquiror’s final prospectus dated March 15, 2021 under the heading “Risk Factors,” and other documents Acquiror has filed, or will file, with the SEC.

Acquiror cautions that the foregoing list of factors is not exhaustive. Although Acquiror believes the expectations reflected in these forward-looking statements are reasonable, nothing in this Current Report on Form 8-K should be regarded as a representation by any person that the forward-looking statements or projections set forth herein will be achieved or that any of the contemplated results of such forward-looking statements or projections will be achieved. There may be additional risks that Acquiror and Falcon’s Beyond Global, LLC presently do not know of or that Acquiror and Falcon’s Beyond Global, LLC currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Acquiror cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither Acquiror nor Falcon’s Beyond Global, LLC undertakes any duty to update these forward-looking statements, except as otherwise required by law.

No Offer or Solicitation

This Current Report on Form 8-K and the exhibits hereto shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Mergers. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description
2.1†	Merger Agreement, dated as of July 11, 2022, by and among FAST Acquisition Corp., II, Falcon’s Beyond Global, LLC, and the other parties thereto.
Form of Tax Receivable Agreement (Exhibit D to Merger Agreement).
Form of Registration Rights Agreement (Exhibit E to Merger Agreement).
10.1	Sponsor Support Agreement, dated as of July 11, 2022, by and among FAST Acquisition Corp., II, FAST Sponsor II LLC, and the other parties thereto.
10.2	Sponsor Lock-Up Agreement, dated as of July 11, 2022, by and among FAST Acquisition Corp., II, FAST Sponsor II LLC, and the other parties thereto.
10.3	Subscription Agreement, dated as of July 11, 2022, by and among Falcon’s Beyond Global, LLC, FAST Acquisition Corp., II and Katmandu Collections, LLLP.
10.4	Form of Company Member Support Agreement.
10.5	Form of Company Member Lock-Up Agreement.
99.1	Press release, dated July 12, 2022.
99.2	Investor Presentation, dated July 12, 2022
99.3	Transcript of Netroadshow Presentation, dated July 12, 2022
99.4	Transcript of Investor call, dated July 12, 2022
104	Cover Page Interactive Data File (embedded with the Inline XBRL document)

†	Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FAST ACQUISITION CORP. II

By:	/s/ Garrett Schreiber
	Name:	Garrett Schreiber
	Title:	Chief Financial Officer

Dated: July 11, 2022